Exhibit 99.2

NOTICE TO THE READER

The accompanying unaudited interim consolidated financial statements and all information contained in the attached 2008 third quarter report have been prepared by and are the responsibility of the management of the Company.

The Audit Committee of the Board of Directors, consisting of three members, has reviewed the financial statements and related financial reporting matters.

The Company's independent auditors, Ernst & Young LLP, Chartered Accountants, have not performed a review of these consolidated financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by the Company’s auditors.